SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-14640

For the month of February 2009

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant’s Name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

CONSOLIDATED FORM
Management and Related Parties' Stock Trades – Article 11 – CVM Instruction No. 358/2002

January 2009

☐          only the following securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002.(1)

☒          no securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002, and we hold the following positions in securities and derivatives:

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Related Parties	(x) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type/Class	Total
Share		Preferred, nominative, no par value and no book-entry share	5,700,030	0.43967%	0.20301%
Share		Common, nominative, no par value and no book-entry share	262	0.00002%	0.00001%
ADRs		Unibanco´s ADR	79,500	0.00000%	0.00000%

Final Balance
Security / Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type/Class	Total
Share		Preferred, nominative, no par value and no book-entry share	-	0.00000%	0.00000%
Share		Common, nominative, no par value and no book-entry share	-	0.00000%	0.00000%
ADRs		Unibanco´s ADR	-	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Related Parties	(x) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type/Class	Total
Share		Preferred, nominative, no par value and no book-entry share	5,696,921	0.52272%	0.34661%
Share		Common, nominative, no par value and no book-entry share	28,337,826	5.11757%	0.00000%
ADRs		Unibanco´s ADR	-	0.00000%	0.00000%

Final Balance
Security / Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type/Class	Total
Share		Preferred, nominative, no par value and no book-entry share	-	0.00000%	0.00000%
Share		Common, nominative, no par value and no book-entry share	-	0.00000%	0.00000%
ADRs		Unibanco´s ADR	-	0.00000%	0.00000%

Note:  As deliberated in the Extraordinary General meeting held on December 30, 2008, the Board of Directors of
Unibanco - União de Bancos Brasieiros S.A. was dissolved, and the resignation letters of all of its members were accepted.  Therefore, there is no information about the shareholding position of the members of the Board of Directors in this Consolidated Form.

(1)	When filing the form, please delete the lines that do not contain any information. If there is no acquisition/modification of the positions of any of the parties mentioned in article 11 of CVM Instruction No.
358/2002, please send a statement informing that this is the case.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.

CONSOLIDATED FORM
Management and Related Parties' Stock Trades – Article 11 – CVM Instruction No. 358/2002

January 2009

☒                   only the following securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002.(1)

☐                   no securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002, and we hold the following positions in securities and derivatives:

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Related Parties	( ) Board of Directors		( X ) Board of Officers	( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no par value and no book-entry share				8,876,034	0.68465%	0.31613%
Share	Common, nominative, no par value and no book-entry share				7,700	0.00051%	0.00027%
Initial Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8.70% 2/11/2010				210,859.32	-	-
Initial Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				700	-	-
Transactions in the month
Security / Derivative	Features of the Securities (2)	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no par value and no book-entry share	Unibanco	Sale	5-Jan	1,273	7.88	10,031.24
		Unibanco	Sale	30-Jan	1,400	6.66	9,324.00
		Unibanco	Sale	30-Jan	1,500	6.59	9,885.00
		Unibanco	Sale	28-Jan	1,300	6.87	8,931.00
		Unibanco	Sale	6-Jan	40,000	8.45	338,000.00
		Unibanco	Sale	13-Jan	1,200	7.56	9,072.00
		Unibanco	Sale	13-Jan	50	7.55	377.50
		Unibanco	Sale	6-Jan	20,000	8.47	169,400.00
		Unibanco	Sale	5-Jan	1,200	7.95	9,540.00
		Unibanco	Sale	5-Jan	50	8.05	402.50
		Unibanco	Sale	5-Jan	4,289	8.15	34,955.35
		Unibanco	Sale	28-Jan	1,000	6.66	6,660.00
			Total Sales	-	73,262	-	606,578.59
Share	Preferred, nominative, no par value and no book-entry share	Unibanco	Purchase	16-Jan	3,000	6.75	20,250.00
		Unibanco	Transfer	22-Jan	9,000		-
		Unibanco	Purchase	15-Jan	7,700	6.50	50,050.00
		Unibanco	Rental	2-Jan	6,900		-
		Unibanco	Purchase	14-Jan	4,000	6.80	27,200.00
			Total Purchase	-	30,600	-	77,250.00
Final Balance
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no par value and no book-entry share				8,833,372	0.68136%	0.31461%
Share	Common, nominative, no par value and no book-entry share				7,700	0.00051%	0.00027%
Final Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8.70% 2/11/2010				210,859	-	-
Final Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				700	-	-

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Related Parties	( ) Board of Directors		( X ) Board of Officers	( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no par value and no book-entry share				8,875,388	0.81437%	0.54000%
Share	Preferred, nominative, no par value and no book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no par value and no book-entry share	Unibanco	Sale	5-Jan	1,273	7.88	10,031.24
		Unibanco	Sale	30-Jan	1,400	6.66	9,324.00
		Unibanco	Sale	30-Jan	1,500	6.59	9,885.00
		Unibanco	Sale	28-Jan	1,300	6.87	8,931.00
		Unibanco	Sale	6-Jan	40,000	8.45	338,000.00
		Unibanco	Sale	13-Jan	1,200	7.56	9,072.00
		Unibanco	Sale	13-Jan	50	7.55	377.50
		Unibanco	Sale	6-Jan	20,000	8.47	169,400.00
		Unibanco	Sale	5-Jan	1,200	7.95	9,540.00
		Unibanco	Sale	5-Jan	50	8.05	402.50
		Unibanco	Sale	5-Jan	4,289	8.15	34,955.35
		Unibanco	Sale	28-Jan	1,000	6.66	6,660.00
			Total Sales	-	73,262	-	606,578.59
Share	Preferred, nominative, no par value and no book-entry share	Unibanco	Purchase	16-Jan	3,000	6.75	20,250.00
		Unibanco	Transfer	22-Jan	9,000	-	-
		Unibanco	Purchase	15-Jan	7,700	6.50	50,050.00
		Unibanco	Rent	2-Jan	6,900	-	-
		Unibanco	Purchase	14-Jan	4,000	6.80	27,200.00
			Total Purchase	-	30,600		97,500.00
Final Balance
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no par value and no book-entry share				8,832,726	0.81045%	0.53741%
Share	Preferred, nominative, no par value and no book-entry share				-	0.00000%	0.00000%

(*)	This price is equal to the unit price divided by 2 to reflect the price of each single share, given that one unit is composed of 1 Unibanco - União de Bancos Brasileiros S.A. preferred share and 1 Unibanco Holdings
S.A. preferred share.
(1)	When filing the form, please delete the lines that do not contain any information. If there is no acquisition/modification of the positions of any of the parties mentioned in article 11 of CVM Instruction
No. 358/2002, please send a statement informing that this is the case.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity multiplied by price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.